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13014706

#KR

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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MAR 13 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center. 29th Floor
(No. and Street)

New York | N.Y. | 10281
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Manfredonia 646-786-8095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue | New York | N.Y. | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Manfredonia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Capitol Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY J. SANDIN
Notary Public, State of New York
No. 01SA4697775
Qualified in New York County
Commission Expires January 31, 2014

Notary Public

M. Man[illegible]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Capital Advisors, LLC

Statement of Financial Condition
December 31, 2012
(Available for Public Inspection)

Mercury Capital Advisors, LLC
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Member of
Mercury Capital Advisors, LLC

We have audited the accompanying financial statement of Mercury Capital Advisors, LLC (the "Company"), which comprises the Statement of Financial Condition as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mercury Capital Advisors, LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 12, 2013

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 81,941
Due from affiliates, net	7,800,857
Prepaid expenses and other assets	35,213
Total assets	$ 7,918,011
Liabilities and Member's Equity	
Accrued Expenses	$ 24,450
Accounts Payable	24,450
Total liabilities	48,900
Commitments and contingencies (Note 4)	
Member's equity	$ 7,869,111
Total liabilities and member's equity	$ 7,918,011

The accompanying notes are an integral part of this financial statement.

1. Organization

Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group LP ("MCA LP"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of PIPES. The Company earns placement and advisory fees from these sources.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of US GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the SEC. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the financial statements.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of the referenced financial institution is not a concern at this time.

Revenue Recognition
The Company earns placement fee and advisory fee income in connection with capital raising and private securities transactions. On January 1, 2010, the Company and MCA LP entered into a Transfer Pricing Agreement. All revenues are billed and collected by MCA LP. The Company recognizes revenues on the accrual basis of accounting in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. The Company recognizes revenue based on the terms and conditions in its signed engagement letters. During 2012, the Company's revenues were primarily derived from placement services.

During 2012, the Company entered into an agreement with a distribution partner in South America. The objective of the partnership is to raise capital across the North America and South America regions. According to the terms of the agreement, revenues earned are to be shared on a 50%/50% basis between the Company and the distribution partner. As the Company acts as principal in these transactions, revenues and expenses are reported gross.

Fair Value of Financial Instruments
The carrying value of short-term financial instruments, including cash, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities. At December 31, 2012, the carrying amount of these instruments approximates their fair value.

Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. However, the Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized, which results in a charge to income tax expense in the statement of operations.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2012, management of the company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2009 and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

Significant Customers and Concentrations of Credit Risk
The Company earns placement fee and advisory fee income in connection with capital raising and private securities transactions. Revenues from two customers were approximately 35% and 19% of revenue for the year ended December 31, 2012.

Intercompany Balances with Affiliates
Receivables from and payables to affiliated Companies are offset and the net amount reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

3. Expense Sharing Agreement

On November 9, 2010, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company.

4. Lease Commitments

On May 24, 2012, the Company entered into a lease for office space in Waltham, MA, extending through August 31, 2013. On July 5, 2012, the Company entered into a lease for office space in Los Angeles, CA, extending through September 30, 2015.

Future minimum lease commitments under non-cancellable leases at December 31, 2012, are as follows:

Year Ending December 31		
2013	$	38,080
2014		17,280
2015		12,960
Total	$	68,320

5. Taxes

The Company is treated as a partnership for US tax purposes and is subject to New York City Unincorporated Business Tax ("NYC UBT") of 4% attributable to the Company's operations apportioned to New York City. The Company is also subject to a minimum tax in California. The

Company's effective tax rate of 1.6% differs from the NYC UBT rate of 4% primarily due to the apportionment of revenues to sources outside of New York City.

Deferred and current tax receivable/payable are $32,610 and are a component of Due from Affiliates on the Statement of Financial Condition. The 2012 deferred tax liability $42,092 and is a component of the $32,610.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. At December 31, 2012, the Company has not recorded any valuation allowance and has determined that it will be able to utilize the deferred tax asset in the normal course of its future business activities.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $33,041, which was $28,041 above its required net capital of $5,000. The Company had aggregate indebtedness at December 31, 2012, of $48,900, which included Accounts Payable of $24,450 and Accrued Expenses of $24,450.

7. Subsequent Events

The Company evaluated whether there were any events or transactions that occurred after December 31, 2012, and through the issuance date of this financial statement that would require recognition of disclosure in this financial statement.